UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of March 2003

Commission File Number: 001-15152

SYNGENTA AG
(Translation of Registrant’s Name Into English)

Schwarzwaldallee 215
4058 Basel
Switzerland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No X

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):   N/A

Re:	SYNGENTA AG Press Release “Syngenta Investor Relations: Appointment”

Filed herewith is a press release related to Syngenta AG. The full text follows:
# # #

Media Release – Communiqué aux Médias – Medienmitteilung

Syngenta Investor Relations: Appointment

Basel, Switzerland, March 26, 2003 – Syngenta today announced that with effect from March 31, 2003, Jonathan Seabrook is appointed Head of Investor Relations reporting to the Chief Financial Officer.

Jennifer Gough is appointed Deputy Head Investor Relations; she will have specific responsibility for the shareholder base in Switzerland.

Jonathan Seabrook joins Syngenta from Bank of America where he was Principal, European Equities. He previously worked for Credit Suisse First Boston and Smith Kline Beecham plc where he was latterly Director Investor Relations.

Jonathan has a first class honours degree in Ancient History from Exeter University and is a member of the Institute of Investment Management and Research in the UK; he is 33 years of age. He and his wife and daughter, will be based in Basel.

Michael Pragnell, Chief Executive Officer commented: “Jonathan Seabrook’s appointment will significantly strengthen Syngenta’s investor relations team with his broad experience of capital markets. We welcome him to Syngenta and wish him every success in his new appointment. Jennifer Gough’s appointment will enable her to develop further her strong relationships with investors and the analyst community.”

Syngenta is a world-leading agribusiness. The company is a leader in crop protection and ranks third in the high-value commercial seeds market. Sales in 2002 were approximately US $6.2 billion. Syngenta employs some 20,000 people in over 90 countries. The company is committed to sustainable agriculture through innovative research and technology. Syngenta is listed on the Swiss stock exchange (SYNN) and in London (SYA), New York (SYT) and Stockholm (SYN). Further information is available at www.syngenta.com.

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SYNGENTA AG

Date: March 26, 2003	By:	/s/ Christoph Mäder

Name: Christoph Mäder Title: General Counsel

	By:	/s/ Damian Heller

Name: Damian Heller Title: Company Secretary